Quest Capital Corp.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(Unaudited)

	June 30,	December 31,	June 30,
	2006	2005	2005
Assets
Cash and cash equivalents	$50,352	$33,739	$14,361
Marketable securities (note 6)	720	945	1,038
Loans (note 6 and 7)	191,281	124,551	79,888
Investments (note 6)	11,827	17,117	21,623
Future tax asset	8,016	6,488	-
Restricted cash	2,667	2,265	4,137
Prepaid and other receivable	739	739	388
Resource and fixed assets	573	700	592
Other assets (note 6)	1,716	2,008	1,460
Assets held for disposition (note 5)	-	1,051	-
	$267,891	$189,603	$123,487
Liabilities
Accounts payable and accrued liabilities	$4,454	$3,734	$2,939
Income taxes payable (note 12)	2,531	458	-
Dividend payable	4,313	3,518	-
Deferred interest and loan fees	2,277	1,685	1,878
Asset retirement obligation	1,253	1,884	2,254
Non controlling interest in a subsidiary	-	-	454
Liabilities and provision for loss on assets held for
disposition (note 5)	-	730	-
	14,828	12,009	7,525
Shareholders’ Equity
Share capital (note 8)	199,558	138,891	90,888
Contributed capital (note 8)	7,053	6,772	5,182
Retained earnings	45,336	30,739	18,567
Currency translation adjustment	1,116	1,192	1,325
	253,063	177,594	115,962
	$267,891	$189,603	$123,487

Contingencies and commitments (note 7 and 10)
Approved by the Board of Directors
“Bob Buchan” Director	“A. Murray Sinclair” Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
(Expressed in thousands of Canadian dollars)
(Unaudited)

For the period ended

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Retained earnings - Beginning of period	$38,767	$14,017	$30,739	$10,706

Net earnings for the period	10,882	4,550	18,910	7,861
Dividends	(4,313)	-	(4,313)	-

Retained earnings – End of period	$45,336	$18,567	$45,336	$18,567

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)

For the period ended

	Three		Six	Six
	Months	Three Months	Months	Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Interest and related fees	$7,415	$4,004	$13,213	$7,456

Non-interest income
Management and finder’s fees	1,197	1,112	2,448	1,527
Marketable securities trading gains	1,932	15	3,670	385
Realized gains and writedowns of investments	4,776	847	7,732	1,264
Other income	-	656	16	656

	7,905	2,630	13,866	3,832

Total interest and non-interest income	15,320	6,634	27,079	11,288

Provision for losses net of recovery	(233)	-	(233)	-

	15,087	6,634	26,846	11,288

Expenses and other
Salaries and benefits	703	584	1,371	934
Bonuses	2,058	450	3,658	850
Stock-based compensation	145	707	281	1,113
Office and other	309	213	507	358
Legal and professional services	283	279	750	382
Regulatory and shareholder relations	43	111	307	169
Director’s fees	73	38	161	78
Foreign exchange gain	36	(13)	35	(20)
Other expenses relating to resource properties	27	20	51	138
Writedown, gains adjustment to reclamation provision
and settlement of Australian operations	(254)	(262)	(254)	(532)

	3,423	2,127	6,867	3,470

Earnings before income taxes	11,664	4,507	19,979	7,818

Provision for income taxes (note 12)	782	-	1,069	-
Non-controlling interest in a subsidiary	-	(43)	-	(43)

Net earnings for the period	$10,882	$4,550	$18,910	$7,861

Earnings per share
Basic	$0.08	$0.05 $	0.14	$0.09
Fully diluted	$0.08	$0.05 $	0.14	$0.08

Weighted average number of shares
outstanding
Basic	139,111,608	92,965,468	131,172,854	91,715,468
Fully diluted	142,406,737	95,411,747	134,381,687	93,841,133

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

For the period ended

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Cash flows from operating activities
Net earnings for the period	$10,882	$4,550	$18,910	$7,861
Adjustments to determine net cash flows relating to operating items
Future tax asset	(1,516)	-	(1,528)	-
Stock-based compensation	145	707	281	1,113
Non-controlling interest in a subsidiary	-	(43)	-	(43)
Provision for losses	386	-	386	-
Amortization of deferred interest and loan fees	(1,347)	(1,381)	(2,292)	(2,216)
Marketable securities trading gains	(1,932)	(15)	(3,670)	(385)
Realized gains and writedowns of investments	(4,776)	(847)	(7,732)	(1,264)
Gain on dilution in interest of subsidiary	-	(252)	-	(252)
Depreciation	59	17	86	34
Other expenses relating to resource properties	5	37	39	118
Gains on sale of resource assets and adjustments to retirement
obligations	(254)	(244)	(254)	(514)
Other assets and investments received as finder’s fees	(103)	(560)	(497)	(594)
Deferred interest and loans fees received	1,226	853	2,458	1,560
Activity in marketable securities held for trading
Purchases	(1,454)	-	(2,011)	-
Proceeds on sales	3,961	139	7,005	1,075
Expenditures for reclamation and closure	(20)	(481)	(613)	(1,075)
Changes in prepaid and other receivable	(72)	297	(21)	404
Changes in accounts payable and accrued liabilities	(776)	(213)	275	(3,012)
Changes in income taxes payable	2,531	-	2,531	-

	6,945	2,564	13,353	2,810

Cash flows from financing activities
Proceeds from shares issued	47,367	7,500	60,667	7,500
Dividend payment	-	-	(3,518)	-
Proceeds from short-term debt	-	(3,000)	-	-

	47,367	4,500	57,149	7,500

Cash flows from investing activities
Activity in loans
Net (increase) decrease in loans and convertible debentures	(31,537)	1,125	(67,115)	(8,189)
Activity in investments
Purchases	(328)	(1,207)	(606)	(2,685)
Proceeds on sales	8,119	2,923	14,339	4,119
Net proceeds on dilution of a subsidiary	-	621	-	621
Change in restricted cash	1,001	270	(522)	5,902
Cash transferred to purchaser of resource property	-	-	-	(2,546)
Proceeds on sale of resource and fixed assets	346	133	346	133
Expenditures on resource and fixed assets	(58)	(16)	(71)	(16)
Net other assets acquired	(275)	-	(275)	-

	(22,732)	3,849	(53,904)	(2,661)

Foreign exchange loss on cash held in a
foreign subsidiary	(11)	(20)	15	105

Increase in cash and cash equivalents	31,569	10,893	16,613	7,754

Cash and cash equivalents - Beginning of period	18,783	3,468	33,739	6,607

Cash and cash equivalents - End of period	$50,352	$14,361	$50,352	$14,361

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

1	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) primary focus is providing commercial bridge loans and mortgage financings of up to approximately $35.0 million. The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

2	Basis of presentation

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the Company’s 2005 audited annual financial statements and notes.

3	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements. These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, Quest Management Corp., Quest Securities Corporation, Quest Mortgage Corp., Viceroy Gold Corporation and its 75% proportionate joint- venture interest in the Castle Mountain Property.

4	Change in accounting policies

No new accounting policies have been adopted during the six months ended June 30, 2006.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

5	Assets and liabilities and provision for loss on assets

In November 2005, Lara Exploration Ltd. (“Lara”), in which the Company had a 66% interest, agreed to acquire a private Brazilian company that holds the rights to nine prospective gold, nickel, copper and zinc properties in Brazil. In return for the assignment of the shares of the private Brazilian company to Lara, the Company agreed to transfer its 3,000,000 escrow shares of Lara to the shareholders of the private Brazilian company for nominal consideration. On completion of the transaction and a concurrent private placement by Lara, the Company holds less than 10% of the outstanding shares of Lara and ceased to exercise control or significant influence of Lara. This transaction was completed in February 2006 and the Company’s remaining investment has been accounted for using the cost method. The following is a breakdown of the net assets disposed of:

Assets held for disposition	$1,051
Liabilities and provision for loss on assets held for disposition	730

Remaining investment	$321

6	Financial instruments

The carrying values of cash and cash equivalents, restricted cash, other receivables, and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair value of the Company’s remaining financial assets and liabilities is as follows:

		June 30,		December 31,
		2006		2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Marketable securities	$720	1,483	$945	1,168
Loans and convertible
debentures	191,281	191,281	124,551	124,551
Investments	11,827	19,517	17,117	24,430
Other assets	1,716	1,716	1,601	1,601

Marketable securities and investments represent shares in publicly traded companies. The fair value represents the quoted trading price of the shares. The fair value of loans is estimated to be approximately the equivalent of carrying value due to the relatively short term of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture. Fair value is then considered to be the quoted trading price of the underlying security. Financial instruments included in other assets include securities and investments in capital pool companies, which are restricted from trading and are carried at cost.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

7	Loans and convertible debentures

a)

Loans are repayable over various terms up to 25 months from June 30, 2006, and bear interest at a fixed rate of between 8.75% and 15% before commitment and other fees. Marketable securities, real property, corporate or personal guarantees generally are pledged as security. At June 30, 2006, the composition of the loan portfolio was 98% mortgages, 1% in the energy sector, and 1% in other types of companies. At June 30, 2006, mortgages were geographically located; 62% in British Columbia, 17% in Alberta, 19% in Ontario and 2% in other; and 75% take first priority and 25% take second priority. The convertible debenture interest rate is 8% and due September 2006, which has been fully provided for.

Loan and convertible debenture analysis as at June 30, 2006 is as follows:

		Specific	Carrying
	Term loans	allowance	amount

Unimpaired loans	$183,488	$-	$183,488
Impaired loans	7,793	-	7,793

	$191,281	$-	$191,281

Convertible debentures	586	586	-
	$191,867	$586	$191,281

b)

As at June 30, 2006, 68% of the Company’s loan portfolio is due within a year. The Company had approximately $8.4 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at June 30, 2006. The Company’s provision for loan losses is $0.6 million. The Company expects to collect the full carrying value of its loan portfolio. The Company monitors the repayment ability of borrowers and the value of underlying security.

Certain of the Company’s loans are in arrears and realization by the Company on its security may result in a shortfall. In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears, the overall financial strength of borrowers and the residual value of security pledged. The Company has recorded an allowance for losses as follows:

June 30, 2006
Balance - Beginning of period	$537
Additions (Deductions)
Specific provision for the period	233
Specific loans written off for the period	(184)
Balance – End of period	$586

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

c)

At June 30, 2006, the Company has also entered into agreements to advance funds of $13.1 million of which the Company expects to syndicate $5.6 million. Advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

8	Share capital

	a)	Authorized

Unlimited First and Second Preferred Shares Unlimited common shares without par value

	b)	Shares issued and outstanding

	Number of
	shares	Amount
Common shares
Opening balance – January 1, 2006	119,265,568	$138,891
Issued for cash	15,625,000	47,311
Issued on exercise of warrants	8,833,335	13,300
Issued on exercise of compensation options	24,225	56

Ending balance – June 30, 2006	143,748,128	$199,558

In April 2006, the Company completed an offering of 15,625,000 shares of the Company at a price of $3.20 per share for aggregate proceeds of $50,000,000. The Company also granted the underwriters an over allotment option exercisable to May 26, 2006 to purchase up to 2,343,750 shares at a price of $3.20 per share, of which the underwriters exercised no shares. Net proceeds from the equity offering after expenses were $47,311,000.

c)	Warrants issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date

Common shares
Opening balance comprised of:		$-
Issued pursuant to a private placement	8,333,335	1.50	June 30, 2008
Issued pursuant to a private placement	500,000	1.60	October 20, 2008

Exercised	(8,333,335)	1.50
Exercised	(500,000)	1.60

Ending balance – June 30, 2006	-

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

d)	Compensation options issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date

Common shares
Opening balance comprised of:	-	-
Issued pursuant to a private placement	1,110,000	$2.30	August 23, 2007
Issued pursuant to a private placement	48,000	2.30	October 26, 2007

Exercised	(24,225)	2.30
Ending balance – June 30, 2006	1,133,775

e)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the six months ended June 30, 2006, the change in stock options outstanding was as follows:

		Weighted
	Number of	average
	shares	share price

Common shares
Opening balance	9,563,333	$1.91
Granted	500,000	2.77

Closing balance	10,063,333	$2.01

Options exercisable	8,708,635	$1.96

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

The following table summarizes information about stock options outstanding and exercisable at June 30, 2006:

Options outstanding				Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Options	contracted	exercise	Options	exercise
exercise prices	outstanding	life	price	exercisable	price
		(years)

$0.81	113,333	1.31	$0.81	113,333	$0.81
$1.51	300,000	3.14	1.51	295,309	1.51
$1.80 to 1.95	7,900,000	2.59	1.95	7,590,625	1.95
$2.30	1,250,000	4.45	2.30	551,556	2.30
$2.64 to 3.08	500,000	4.67	2.77	157,812	2.74

	10,063,333	2.92	$2.01	8,708,635	$1.96

f)	Contributed capital

Opening balance	$6,772
Stock-based compensation	281

Ending balance	$7,053

The fair values of options for the three months ended June 30, 2006 have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	4.19%
Expected life of options	3 years
Expected stock price volatility	38%
Expected dividend yield	2%
Weighted average fair value of options	$0.88

9	Related party transactions

a)

For the six months ended June 30, 2006, the Company received $612,000 (2005 - $443,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $535,000 of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common. For the six months ended June 30, 2006, the Company recorded a write-down of other assets of $74,000 (2005-$Nil) in parties related by virtue of having certain directors in common.

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

b)

Loans and convertible debentures include $1,383,000 in amounts due from parties related by virtue of having certain directors and officers in common. During the six months ended June 30, 2006, the Company received $551,000 (2005 - $1,012,000) in interest and fees from parties related by virtue of having certain directors and officers in common. During the six months ended June 30, 2006, the Company has made $386,000 in additional provision for losses on loans and convertible debentures from parties related by virtue of having certain directors in common.

c)

For the six months ended June 30, 2006, the Company received $28,000 (2005-$18,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

d)

Marketable securities and investments include $9,586,000 of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the six months ended June 30, 2006, the Company recorded a gain on disposal of securities of $9,005,000 (2005 - $755,000) from parties related by virtue of having certain directors and officers in common. For the six months ended June 30, 2006, the Company recorded a write-down of investments of $470,000 in parties related by virtue of having certain directors in common.

	e)	Included in accounts payable is $3.4 million due to officers and employees for bonuses and salaries payable.

10	Contingencies and commitments

a)

Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture to ensure compliance with reclamation and other environmental agreements. In April 2006, the Company completed its closure obligations at the Castle Mountain property, other than for long-term monitoring and maintenance.

b)

On March 22, 2002, Quest Investment Corporation, a predecessor of the Company, and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

	c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2006	$484,000
2007	406,000
2008	331,000
2009	331,000
2010	254,000
2011	33,000

Quest Capital Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

Six months ended June 30, 2006 and 2005

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

11	Supplemental cash flow information

Non-cash operating, financing and investing activities

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Marketable securities and investments
received as loan fees	$(75)	$741	$400	$1,490
Other assets and investments received
as finder’s fees	103	-	497	34
Loans and debentures settled with
shares	-	-	-	4,516
Shares received as consideration for
sale of resource property	-	-	-	1,800

12	Income taxes

The Company has utilized tax losses in certain of its entities to reduce its taxable income in Canada. The Company has recognized a future tax asset to the extent that the amount is more likely than not be realized from future earnings.

The provision for (recovery of) income taxes consists of the following as at June 30, 2006:

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Current
Canada	$2,298	$-	$2,597	$-
United States	-	-	-	-

Total current expenses	2,298	-	2,597	-

Future
Canada	(1,516)	-	(1,528)	-
United States	-	-	-	-

Total future recovery	(1,516)	-	(1,528)	-

Total provision for income taxes	$782	$-	$1,069	$-